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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ebank Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

278608104

(Cusip Number)

Edward L. Terry
c/o Davis Terry Management Company, LLC
2401 Lake Park Drive #355
Smyrna, GA 30080
770-437-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278608104			Page 1 of 5

1.	Name of Reporting Person: Edward L. Terry		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF-for shares beneficially owned PF-for shares solely owned

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,000

		8.	Shared Voting Power: 867,132

		9.	Sole Dispositive Power: 2,000

		10.	Shared Dispositive Power: 867,132

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 869,132

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 278608104			Page 2 of 5

1.	Name of Reporting Person: Davis Terry, LP		I.R.S. Identification Nos. of above persons (entities only): 58-2062441

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 838,332

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 838,332

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 838,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.5%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 278608104			Page 3 of 5

1.	Name of Reporting Person: Davis Terry Management Company, LLC		I.R.S. Identification Nos. of above persons (entities only): 58-2446894

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 838,332

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 838,332

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 838,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 278608104			Page 4 of 5

1.	Name of Reporting Person: EMT Properties, Inc. Profit Sharing Plan		I.R.S. Identification Nos. of above persons (entities only): 58-2491342

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 28,800

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 28,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): EP

CUSIP No. 278608104			Page 5 of 5

1.	Name of Reporting Person: Elaine C. Terry		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 840,332

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 840,332

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 840,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.5%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

     This Statement on Schedule 13D (the “Statement") relates to the Common Stock (the “Common Stock” or “Shares"), of ebank Financial Services, Inc., a Georgia corporation (the “Issuer"), the principal executive offices of which are located at 2410 Paces Ferry Road, Suite 190, Atlanta, Georgia 30339.

Item 2. Identity and Background.

     (a) This statement is being filed by a “group” pursuant to Rule 13d-1(k)(2). The “group” (collectively, the “Reporting Persons” or the "Group”) consists of (i) the following individuals (collectively, the "Individuals”): Edward L. Terry and Elaine C. Terry; (ii) the following limited partnership: Davis Terry, LP (the “Partnership”); (iii) the following limited liability company: Davis Terry Management Company, LLC. (the “LLC”); and (iv) the following profit sharing plan: EMT Properties, Inc. Profit Sharing Plan (the “Plan”).

     (b) & (c)

Edward L. Terry
2401 Lake Park Drive #355
Smyrna, GA 30080

Mr. Terry is the Chairman of Sunshine Mortgage Company, whose principal place of business is located at 2401 Lake Park Drive #355, Smyrna, GA 30080.

Elaine C. Terry
2401 Lake Park Drive #355
Smyrna, GA 30080
Mrs. Terry is a real estate investor.

Davis Terry, LP
2401 Lake Park Drive #355
Smyrna, GA 30080

Davis Terry, LP is a limited partnership established under the laws of the State of Georgia to own various business and investment interests. Its general partner is Davis Terry Management Company, LLC.

Davis Terry Management Company, LLC
2401 Lake Park Drive #355
Smyrna, GA 30080

Davis Terry Management Company, LLC is a limited liability company established under the laws of the State of Georgia to manage various family owned entities. Its members are Edward L. Terry and Elaine C. Terry.

EMT Properties, Inc. Profit Sharing Plan
2401 Lake Park Drive #355
Smyrna, GA 30080

EMT Properties, Inc. Profit Sharing Plan is a profit sharing plan established for EMT Properties, Inc., a small development company solely owned by Edward M.

Terry, the son of Edward L. Terry. Edward L. Terry is the Managing Trustee and a beneficiary of the Plan.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Both Edward L. Terry and Elaine C. Terry are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Edward L. Terry individually owns 2,000 shares of the Issuer’s common stock, purchased on the open market with personal funds. Mr. Terry is a member of Davis Terry Management Company, LLC, which is managed by its members and is the general partner of Davis Terry, LP.

     Elaine C. Terry does not directly own any shares of the Issuer’s common stock. She is a Reporting Person though her relationship to Edward L. Terry (spouse) and as a member of Davis Terry Management Company, LLC, which is managed by its members and is the general partner of Davis Terry, LP.

     Davis Terry, L.P. now owns approximately 838,332 shares of the Issuer’s common stock. The Partnership initially acquired 2000 shares with partnership funds, and purchased an additional 833,332 shares for $1.08 per share during the Issuer’s recent offering. The purchase of the additional shares was funded through a loan of approximately $900,000 from Salt River Ranch, LLC, an affiliate of the Partnership owned by Edward L. Terry. The Partnership purchased an additional 3000 shares on the open market for $1.20 per share.

     Davis Terry Management, LLC does not directly own any shares of the Issuer’s common stock. It is part of the Group through its position as general partner of Davis Terry, LP.

     The Plan acquired all of its 28,800 shares of Company common stock by purchase in the open market.

Item 4. Purpose of Transaction.

     Davis Terry, LP acquired, for investment purposes, 833,332 of the shares reported herein from the Issuer’s recent offering of 3,703,704 additional shares of its common stock. The Partnership previously owned 2000 shares of the Issuer’s common stock, and has since purchased an additional 3000 shares on the open market. The other Reporting Persons named herein have not purchased any additional shares. In addition to the Reporting Persons named herein, Mr. Gary R. Rhineheart may be deemed to be part of the Group. Mr. Rhineheart, a business associate of Edward L. Terry, purchased approximately 92,592 shares in the Issuer’s recent offering. The Group disclaims beneficial ownership of any and all shares owned, directly or indirectly, by Mr. Gary Rhineheart.

     The Group does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the Issuer, except as permitted under the terms of the Rebuttal of Control agreement with the Office of Thrift Supervision, attached as an Exhibit hereto; the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or by-laws or other actions that might impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Persons beneficially own an aggregate 869,132 shares of the Issuer’s common stock, or approximately 15.0% of the Issuer’s common stock outstanding, based on the full subscription of the Issuer’s recent offering. The number and percentage of shares beneficially owned by each of the Reporting Persons is as set forth on the cover pages of this Schedule 13D and such information is incorporated herein by reference. Each of the Reporting Persons expressly disclaims beneficial ownership of any and all shares owned, directly or indirectly, by Gary R. Rhineheart.

     (b) Edward L. Terry has direct beneficial ownership and sole voting power of 2000 shares of common stock. In addition, he may be deemed to have beneficial ownership and shared voting power of the 838,332 shares of common stock owned by Davis Terry, LP, by virtue of his position as a member of Davis Terry Management Company, LLC, the sole general partner of Davis Terry, LP. Edward L. Terry may also be deemed to have beneficial ownership of the 28,800 shares of common stock owned by the Plan, by virtue of his status as a beneficiary and the Managing Trustee of the Plan, and to have voting power by virtue of his position as Managing Trustee of the Plan.

     Elaine C. Terry may be deemed to have beneficial ownership of the 2000 shares of common stock owned by her husband, Edward L. Terry. In addition, she may be deemed to have beneficial ownership and shared voting power of the 838,332 shares of common stock owned by Davis Terry, LP, by virtue of her position as a member of Davis Terry Management Company, LLC, the sole general partner of Davis Terry, LP.

     Davis Terry Management Company, LLC has no direct ownership of shares, but may be deemed to have voting and dispositive power over the 838,332 shares owned by Davis Terry, LP, by virtue of its position as General Partner.

     The Plan has direct ownership of 28,800 shares of the Issuer’s common stock, but the voting and dispositive control of the shares is vested in Edward L. Terry, as Managing Trustee.

     (c) During the past 60 days, there have been no transactions in the class of securities reported on involving the persons named in paragraph (a), other than the acquisition described herein.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Edward L. Terry, Davis Terry, LP, Davis Terry Management Company, LLC and EMT Properties, Inc. Profit Sharing Plan, together with Mr. Gary Rhineheart, an individual, are parties to a Rebuttal of Control agreement with the Office of Thrift Supervision, wherein they have affirmed that they are not intending to control the Issuer and they have agreed, as a group, to limit their ownership to less than 25% of the outstanding voting shares of the Company, as calculated pursuant to 12 C.F.R. § 574.2(u).

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1. Rebuttal of Rebuttable Determination of Control – Agreement with the Office of Thrift Supervision

Exhibit 99.2. Note between Davis Terry, LP and Salt River Ranch, LLC for funds used in the acquisition.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Edward L. Terry

Date: June 14, 2004

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Elaine C. Terry

Date: June 14, 2004

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVIS TERRY, L.P.

By: Davis Terry Management Company, LLC, as General Partner

By: /s/ Edward L. Terry and

By: /s/ Elaine C. Terry

Date: June 14, 2004

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVIS TERRY MANAGEMENT COMPANY, LLC

By: /s/ Edward L. Terry and

By: /s/ Elaine C. Terry

Date: June 14, 2004

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMT PROPERTIES, INC. PROFIT SHARING PLAN

By: /s/ Edward L. Terry

Managing Trustee

Date: June 14, 2004